January 26, 2007

Mail Stop 4561

Mr. John B. Friedrichsen
Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4

Re: FirstService Corporation
        Form 40-F for the year ended March 31, 2006
        Filed May 26, 2006
        File No. 0-24762

Dear Mr. Friedrichsen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended March 31, 2006

Management's Discussion and Analysis of Results of Operations and Financial Condition

Liquidity and Capital Resources, page 6

Contractual Obligations, page 8

1. Please confirm to us that you will revise your disclosure to include interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance

Regarding Management's Discussion and Analysis of Financial Condition and
Results of Operations.

Audited Annual Financial Statements

Consolidated Statements of Earnings, page 3

2. Refer to your products and services segmentation disclosed in Note 15. Please
    confirm to us that you will revise your presentation in the statements of earnings
    to separately present such revenues and related costs. Refer to Rule 5-03 of
    Regulation S-X and SAB Topic 13B.

Note 2 – Summary of Significant Accounting Policies, page 7

Goodwill and Intangible Assets, page 8

3. We note that customer lists and relationships are amortized using the straight-line
    method over 1 to 25 years. To the extent the benefits from the acquisition of
    customer lists and relationships tend to dissipate more rapidly in the earlier years
    due to attrition, please tell us how you concluded that the straight-line method of
    amortization is appropriate. Advise us what consideration was given to using an
    accelerated method of amortization to allocate the cost of customer lists and
    relationships to the periods that will benefit from the relationship consistent with
    paragraph 12 of SFAS 142.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief